FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2009
26 June 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing 'Response to OFCOM Statement' released on  26 June 2009

26 June 2009

BSkyB response to Ofcom statement

British Sky Broadcasting Group PLC
26 June 2009

BSkyB notes today's statement by Ofcom about the latest stage of its Pay TV market investigation.

Commenting on Ofcom's proposals, a Sky spokesperson said:

"We disagree fundamentally with Ofcom's approach, analysis and conclusions.  In light of Ofcom's determination to pursue its preferred outcome, we will use all available legal avenues to challenge this unwarranted intervention."

Enquiries

Analysts/Investors:
Robert Kingston                        020 7705 3726
Francesca Pierce                       020 7705 3337

Media:
Robert Fraser                            020 7705 3036
Bella Vuillermoz                         020 7800 2651

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 26 June 2009                                                                                                       By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary